FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Celltech Launches Specialist UK Pharmaceutical Sales and Marketing Organisation

Celltech Launches Specialist UK Pharmaceutical Sales
and Marketing Organisation

19 May 2003, Celltech Group plc today announced the launch of its new specialist UK pharmaceutical sales and marketing organisation, created as part of its global strategy of aligning sales and marketing capabilities towards specialist-focused audiences.

Celltech's new UK organisation consists of a hospital specialist sales force and a dedicated NHS liaison team and will initially concentrate on its current product portfolio including Dipentum®, a treatment for ulcerative colitis. The establishment of this new organisation will also allow Celltech to prepare for the sales and marketing of future products in its development pipeline.

The combined hospital and NHS specialist sales force has 265 years collective experience gained at over 40 pharmaceutical companies. Celltech has made several new senior appointments, including Mark Cook as NHS Business Manager, who joins from the Medical Defense Union, Martin Willmott as Regional Business Manager, who has had experience at Aventis and Schering Healthcare and Ewan Barbour as Regional Business Manager, from Chiesi/Trinity.

Guy Francis has been appointed as National Sales Manager joining Celltech from The Royce Consultancy. Guy started his career as a GP/hospital representative progressing to the South London Teaching Hospitals. More recently, Guy has been Group Divisional Business Manager at Searle and later Pharmacia.

Ingelise Saunders, CEO Celltech Pharmaceuticals, said: "The acquisition of Dipentum has enabled Celltech to accelerate its strategy of creating a focused sales capability which will ultimately support the marketing of our pipeline products. Members of our new sales force have exceptional track records with the right skills and experience to drive our specialist sales and marketing initiative."

Other key products in Celltech Pharmaceuticals UK portfolio include: Equasym ®, a treatment for attention deficit hyperactivity disorder, Anapen®, an emergency treatment for serious allergic reactions or anaphylaxis and Coracten ®, for treating high blood pressure.

For further information contact:

Celltech Group plc +44 (0)1753 534 655
Hannah West

Brunswick London +44 (0)20 7404 5959
Fiona Fong

About Celltech Group
Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an extensive late stage development pipeline and a profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

Celltech desires to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward looking statements contained within this document. In particular certain statements with regard to the potential and possible efficacy of CDP 571, and the potential for approval of CDP 571 as a treatment for Crohn's disease, are forward looking in nature. By their nature forward looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. The following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: results from clinical trials, studies and investigations that are inconsistent with previous results and the Company's expectations, and failure to obtain and maintain approvals for products from governmental authorities including the US FDA. Other factors that could affect these forward-looking statements are described in the Company's reports filed with the US Securities and Exchange Commission. The forward looking statements included in this document represent the Company's best judgement as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. The Company disclaims any obligation to update these forward looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 19 May, 2003